Exhibit 99.1

For Immediate Release

March 29, 2005

DRAXIS HEALTH TO PRESENT AT THE CIBC WORLD MARKETS
SPECIALTY PHARMACEUTICALS CONFERENCE

MISSISSAUGA, ONTARIO - March 29, 2005 - DRAXIS Health Inc. (TSX:DAX) (Nasdaq:DRAX) announced today that Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. will present at the annual CIBC World Markets Biotechnology & Specialty Pharmaceuticals Conference on Monday, April 4, 2005 at 2:45 pm ET at the Millennium Broadway Hotel, New York City.

Dr. Barkin will provide an overview of DRAXIS and discuss how the Company is using its expertise and specialized facilities to pursue growth opportunities in contract manufacturing, particularly sterile and lyophilized products. He will also address the Company’s pipeline of innovative radiopharmaceutical products for molecular imaging.

Live Audio Web Cast

Members of the financial community, the media and other interested parties can access a live webcast of the presentation on the DRAXIS website at www.draxis.com and an archive of the webcast will be available for 30 days following the conference.

About DRAXIS Health Inc.

DRAXIS Health is a rapidly growing specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to, timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission, and its Annual Information Form filed with the Canadian securities regulators. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.	The Investor Relations Group
Jerry Ormiston, Investor Relations	John Nesbett
Tel: 877-441-1984	Tel: (212) 825-3210